UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

Amendment No. 1

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 29, 2024

MEGOLA INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0492605
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8891 Brighton Lane, Suite 108, Bonita Springs FL 34135

(Full mailing address of principal executive offices)

(888) 587-1698

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

ITEM 9. OTHER EVENTS

On July 29, 2024, Megola, Inc. (the “Company”) filed a Current Report on Form 1-U in which the Company advised it was in the process of addressing final audit inquiries and expected to file its required Annual Report (the “Report”) on Form 1-K on or before August 5, 2024. The Company is filing this Amendment No. 1 to the original Form 1-U in order to update that the final audit closing procedures for each of the Company’s successor and predecessor audit firms are still ongoing as of August 5, 2024, and the Company currently expects to file the Report no later than August 13, 2024, the final filing date permitted under the current Grace Period offered by OTCMarkets to avoid a downgrade to the Expert Market.

OTCMarkets currently reflects a yield sign and a “grace period” moniker on its website with respect to the Company to notify investors of the late filing of this Report.  Upon filing of the Report, both the grace period and yield monikers should be removed within twenty-four (24) hours and the Company expects to return to Pink Current Information.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGOLA, INC.
(Exact name of issuer as specified in its charter)

Date: August 5, 2024	/s/ Robert Gardiner
Robert Gardiner, CEO, President and Director

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